MV Oil Trust
c/o The Bank of New York Mellon Trust Company, N.A., as Trustee
601 Travis Street, Floor 16
Houston, Texas 77002

January 12, 2018

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MV Oil Trust
Form 10-K for the Fiscal Year ended December 31, 2016
Filed March 14, 2017
File No. 001-33219

Dear Mr. Hiller:

Set forth below are the responses of MV Oil Trust, a Delaware statutory trust (the “Trust,” “we,” “us,” or “our”), to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 27, 2017 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Trust with the Commission on March 14, 2017 (the “2016 10-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text, followed by our response to each comment in regular type. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the 2016 10-K.

Form 10-K for the Fiscal Year ended December 31, 2016

Business, page 6

Proved Reserves of MV Oil Trust, page 15

1.                                      Please expand your disclosure to provide an explanation for the material changes in the net quantities of your proved undeveloped reserves that occurred during the year.  Your disclosure should reconcile the overall change for the line item by separately identifying and quantifying each factor, including any offsetting factors, that contributed to a material change in your proved undeveloped reserves so that the change in net reserves between periods is fully explained.  For example, revisions in previous estimates, identifying such factors as changes caused by commodities prices, well performance, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.  Refer to Item 1203(b) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. We believe that we have complied with the requirements of Item 1203(b) of Regulation S-K concerning the disclosure of material changes in proved undeveloped reserves that occurred during the year. We direct the Staff to the table on page 16 of the 2016 10-K where we detail such material changes and note that they resulted from (i) 100 MBbls of proved undeveloped reserves being converted to proved developed reserves by drilling, (ii) 134 MBbls of additional proved undeveloped reserves being added during the year, and (iii) 25 MBbls being added due to revisions of previous estimates. Item 1203(b) requires a disclosure of material changes in proved undeveloped reserves that occurred during the year but does not request a reconciliation of the overall change. However, we appreciate that additional disclosure regarding any changes in this section may give readers a more comprehensive view of the changes in our reserves over the prior year period. We respectfully propose to provide more detailed disclosure in future filings by adding a narrative description relating to each factor that contributed to a material change in the net quantities of proved undeveloped reserves where we believe such additional disclosure would be beneficial to a reader’s comprehension of such changes.

2.                                      Please tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2016 are not scheduled to be developed within five years of the initial disclosure of such reserves.  Please note that the overall development timing should take into consideration the dates that the reserves were initially disclosed in any of your prior filings.  For further guidance on the five year criteria, refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Item 1203(d) of Regulation S-K.

If any of the proved undeveloped reserves reported as of December 31, 2016 are schedule to be developed beyond five years since initial disclosure, please specify the net quantities of such reserves and explain the reasons and specific circumstances that you believe support the continued disclosure of these as proved reserves.  Refer to the answer to the question 131.03 in the Compliance and Disclosure Interpretations (C&DIs).  You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:

We acknowledge the Staff’s comment and confirm to the Staff that all proved undeveloped reserves disclosed as of December 31, 2016 were scheduled to be developed within five years of the date such reserves were first disclosed as proved undeveloped reserves.  The table below provides a breakdown of the initial disclosure of all proved undeveloped reserves disclosed as of December 31, 2016. We confirm that the 21 MBbls first disclosed as of January 1, 2013 were developed during 2017.

Year of Initial Disclosure (1):	Barrels (MBbls)
January 1, 2013	21
January 1, 2014	21
January 1, 2015	190
January 1, 2016	131
January 1, 2017(2)	437
800

(1)              Corresponds to the effective date of the reserve report in which such reserves were first disclosed as proved undeveloped reserves, as adjusted for revisions due primarily to commodity price changes.

(2)              Includes 303 MBbls relating to projects that were removed from our drilling plan. The 303 MBbls of removed projects is the reason we only show 134 MBbls on the table on page 16 of the 2016 10-K.

In connection with responding to the comments of the Staff, the Trust acknowledges that:

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at (512) 236-6599.

Very truly yours,

MV OIL TRUST

By:	The Bank of New York Mellon Trust Company, N.A., as Trustee

By:	/s/ Michael J. Ulrich
Michael J. Ulrich
Vice President